Filed by National Storage Affiliates Trust

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

Commission File No.: 001-37351

The following was sent to employees of National Storage Affiliates Trust (“NSA”) on March 16, 2026, in connection with Public Storage’s proposed acquisition of NSA.

The following talking points and Q&A are intended to guide you in answering customer inquiries regarding the announcement that National Storage Affiliates Trust (NSA) has entered into an agreement to be acquired by Public Storage. It is important that you do not deviate from the approved messaging when discussing this transaction. If you receive questions that you cannot answer with the below information, please follow normal protocols to escalate the inquiry to your managers.

Talking Points

•	NSA recently announced that it has entered into an agreement to be acquired by Public Storage.

•	Public Storage is a highly respected leader in the self-storage industry who shares our commitment to delivering a reliable and convenient experience for customers.

•	Together with Public Storage, we will be part of a strong and efficient self-storage leader with increased scale, which we believe will enable us to better serve our customers over time.

•	Please know that our number one priority is ensuring that this process is seamless for our customers like you.

•	Until the transaction closes, which we expect to occur by the end of September, NSA and Public Storage will continue to operate as separate, independent companies.

•	That means that it remains business as usual. Your rental agreement, access to your unit and account details are not changing as a result of this announcement.

•	We thank you for putting your trust in NSA and remain committed to satisfying your storage needs.

Q&A

1.	What does this transaction mean for customers?

•	It remains business as usual and you should not expect any near-term changes as a result of this transaction.

•	Until the transaction closes, which we expect to occur by the end of September, NSA and Public Storage will continue to operate as separate, independent companies.

•	We thank you for putting your trust in NSA and remain committed to satisfying your storage needs.

2.	Will there be any changes to my local facility?

•	It remains business as usual and you should not expect any near-term changes as a result of this transaction.

•	Until the transaction closes, which we expect to occur by the end of September, NSA and Public Storage will continue to operate as separate, independent companies.

3.	Will my rent change? What about my account or billing?

•	You should not expect any near-term changes as a result of this transaction. Until the transaction closes, which we expect to occur by the end of September, NSA will continue to conduct business based on its existing operating practices.

•	NSA and Public Storage will continue to operate as separate, independent companies.

4.	What will happen when the transaction closes?

•	Public Storage will assume operations of the facilities and continue to provide a high-level of customer service, supported by a strong and efficient self-storage leader with increased scale, which we believe will enable us to better serve our customers over time.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and assumptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between NSA and Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geographic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Public Storage’s respective ability to form new ventures. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Storage’s or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storage’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s respective abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in NSA’s and Public Storage’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public Storage’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward-looking statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Public Storage.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between NSA and Public Storage, Public Storage intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of NSA that also constitutes a prospectus of Public Storage (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA or Public Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NSA AND Public Storage ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec-filings/all-sec-filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.publicstorage.com/financial-reports/sec-filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com.

Participants in the Solicitation

NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Severance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was filed with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set forth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive officers of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Storage’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “2024 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 28, 2025, in Public Storage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026, in Public Storage’s Form 8-K filed with the SEC on July 30, 2025, and in Public Storage’s Form 8-K filed with the SEC on February 12, 2026. To the extent holdings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above.